1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 19, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

This is to announce the differences between IFRSs as adopted for use in Taiwan and IFRSs as issued by the IASB for the 2017 consolidated financial statements

1.	Under International Financial Reporting Standards endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (Taiwan-IFRSs), Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM) reported consolidated net income attributable to shareholders of the parent of New Taiwan Dollars (NT$)343,111 million, basic and diluted earnings per share of NT$13.23 in 2017, total assets of NT$1,991,862 million, total liabilities of NT$469,102 million, non-controlling interests of NT$702 million, and equity attributable to shareholders of the parent of NT$1,522,058 million as of December 31, 2017.

2.	For the purpose of filing the annual report on Form 20-F with the U.S. Securities and Exchange Committee, TSMC prepared the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and reported consolidated net income attributable to shareholders of the parent of NT$344,998 million, basic and diluted earnings per share of NT$13.30 in 2017, total assets of NT$1,991,732 million, total liabilities of NT$497,285 million, noncontrolling interest of NT$700 million, and equity attributable to shareholders of the parent of NT$1,493,747 million as of December 31, 2017.

3.	The major difference between TSMC’s 2017 consolidated financial statements on the basis of Taiwan-IFRSs and IFRSs as issued by the IASB was the timing of the recognition of R.O.C. 10% tax on unappropriated earnings.